Filed by Jagged Peak Energy Inc.
(Commission File No.: 001-37995)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Jagged Peak Energy Inc.
Form S-4 File No.: 333-234503

On November 8, 2019, Jagged Peak Energy Inc. (“Jagged Peak”) presented its third quarter earnings call, the text of which is included below.

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Operator: Thank you for standing by, and welcome to the Jagged Peak Energy Third Quarter Earnings and Operational Update. At this time, all participants are in a listen-only mode. Please be advised today's conference call is being recorded.

I would now like to hand the conference over to your speaker today, James Edwards, Director of Investor Relations. Thank you. Please go ahead.

James Edwards - Director, Investor Relations, Jagged Peak Energy Inc.

Thank you, Jessie. Good morning, everyone, and welcome to Jagged Peak Energy's third quarter 2019 earnings and operational update conference call. This morning, Jim Kleckner, our President and CEO will be providing a short set of prepared remarks.

As we noted in our press release last evening, we will not be hosting a Q&A session on the call today, nor do we have an investor presentation to accompany this call. A copy of the release and our 10-Q can both be found on our website at jaggedpeakenergy.com.

During this call, we'll make certain forward-looking statements about the company's financial condition, results of operations, plans, objectives, future performance and business activities. We caution that our actual results could differ materially from these results, from the results that are indicated in the forward-looking statements due to a variety of factors. Information about these factors can be found in the company's SEC filings including the 2018 10-K, and 2019 10-Qs.

Our materials also include certain non-GAAP financial measures, such as adjusted EBITDAX and adjusted net income. We believe these non-GAAP measures provide a comparison across periods of activity and with other oil and gas operators. A reconciliation of the appropriate GAAP financial measures to the non-GAAP financial measures can be found in our earnings release.

I'll now turn the call over to Jim for his review of the quarter.

Jim Kleckner - Chief Executive Officer, President and Director, Jagged Peak Energy, Inc.

Thanks, James. Good morning, everyone and thank you for joining us for our abbreviated third quarter conference call. Overall, our third quarter performance was strong as we continued to successfully execute on our 2019 plan, particularly our ability to drive down CapEx and keep production on track. We brought online 17 wells during the quarter, on the high end of our expectations while our capital expenditures for the quarter came in below our budgeted amount as we continued to drive improved capital efficiency.

For the third quarter, DC&E cost averaged $1,160 per lateral foot, down from $1,250 in the second quarter, and 7% below our 2019 annual goal of $1,250 per lateral foot. These efficiencies were driven by continuous execution improvements and moving to larger pads. For production, we averaged 30,000 barrels of oil per day, right at the midpoint of our third quarter guidance range.

We're pleased with the drilling and completion activities of our first two larger-scale pads, Coriander and Venom, that they both came online on time and on budget. In these first two larger pad projects we were able to capture lessons learned that provided immediate benefits on the adjacent subsequent wells, driving down per-lateral-foot project costs.
Our Coriander project had a DC&E cost of approximately $1,090 per lateral foot, a lower quarterly average and had a peak IP30 of 102 barrels of oil per thousand lateral foot. The Venom project had an average DC&E cost of approximately $1,220 per lateral foot. These costs were somewhat higher than the Coriander project as the wells had shorter 7,900 foot laterals compared to 8,500 foot laterals on the Coriander project.

The Venom wells were just recently turned online and have yet to establish a peak IP30 rate. While we have limited data set for production results from these two projects, the early results look encouraging and we look forward to seeing how they produce over time.

In summary, we're very pleased with the progress we have made so far this year and look forward to additional value that the team at Parsley will achieve from the combined set of assets in the coming years. We believe that pro-forma Parsley, Jagged Peak company provides Jagged Peak shareholders with a premier acreage in both Midland and Delaware sub-basins while providing additional scale, significant operational synergies and free cash flow in this competitive environment.

I'd like to thank both current and former members of the Jagged Peak team for all they've done to put together such a great asset over the years. And we'd like to thank our investor base for their support for the two-and-a-half years we have been a public company.

And with that closing remark, I will conclude the call.

Operator: This concludes today's conference. You may now disconnect.
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No Offer or Solicitation
This communication relates to a proposed business combination transaction (the “Transaction”) between Jagged Peak and Parsley Energy, Inc. (“Parsley”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this communication in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the Transaction, Parsley filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on November 5, 2019, that includes a preliminary joint proxy statement of Jagged Peak and Parsley and a prospectus of Parsley. The Transaction will be submitted to Jagged Peak’s stockholders and Parsley’s stockholders for their consideration. Jagged Peak and Parsley may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Parsley and Jagged Peak. This communication is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Parsley or Jagged Peak may file with the SEC or send to stockholders of Parsley or Jagged Peak in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF JAGGED PEAK AND PARSLEY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Parsley or Jagged Peak through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Jagged Peak will be made available free of charge on Jagged Peak’s website at http://www.jaggedpeakenergy.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Jagged Peak Energy Inc., 1401 Lawrence Street, Suite 1800, Denver, CO 80202, Tel. No. (720) 215-3754. Copies of documents filed with the SEC by Parsley will be made available free of charge on Parsley’s website at http://www.parsleyenergy.com/investors or by directing a request to Investor Relations, Parsley Energy, Inc., 303 Colorado Street, Suite 3000, Austin, TX 78701, Tel. No. (512) 505-5199.
Participants in the Solicitation
Parsley, Jagged Peak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Jagged Peak’s directors and executive officers is contained in the proxy statement for Jagged Peak’s 2019 Annual Meeting of Stockholders filed with the SEC on April 10, 2019, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Jagged Peak’s website at http://www.jaggedpeakenergy.com. Information regarding Parsley’s executive officers and directors is contained in the proxy statement for the Parsley’s 2019 Annual Meeting of Stockholders filed with the SEC on April 8, 2019 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this communication at the SEC’s website at www.sec.gov or by accessing the Parsley’s website at http://www.parsleyenergy.com/investors.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this communication as described above.
Forward-Looking Statements and Cautionary Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Parsley or Jagged Peak expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Parsley may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Jagged Peak may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Parsley’s common stock or Jagged Peak’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Parsley and Jagged Peak to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Parsley’s or Jagged Peak’s control, including those detailed in Parsley’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.parsleyenergy.com/investors and on the SEC’s website at http://www.sec.gov, and those detailed in Jagged Peak’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Jagged Peak’s website at http://www.jaggedpeakenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Parsley or Jagged Peak believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Parsley and Jagged Peak undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.